UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File No. 333-138332

(Check One):

[  ] Form 10K   [  ] Form 20F   [  ] Form 11K   [X] Form 10Q   [  ] Form N-SAR

For Period Ended: March 31, 2010

______________________________

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                                                         TRILLIANT EXPLORATION CORPORATION

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):                18851 NE 29TH AVENUE, SUITE 306
City, State and Zip Code:                                                        AVENTURA, FLORIDA 33180

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Management of Trilliant Exploration Corporation (the "Company"), deems additional time is necessary in order to fully compile the necessary financial information and adequately complete its financial statements required to prepare its Quarterly Report on Form 10-Q for the period ended March 31, 2010. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report. Management anticipates the filing of its Quarterly Report within the extension period provided.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Diane D. Dalmy - 303.985.9324

(2)
Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months o for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                          [X] Yes [  ] No.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will e reflected by the earnings statements to be included in the subject report or portion thereof:

                          [  ] Yes [ X] No.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TRILLIANT EXPLORATION CORPORATION
__________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2010                     By: /s/ JEFFREY STERNBERG

Jeffrey Sternberg
President/Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative  (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).